SECURITIES AND EXCHANGE COMMISSION
08025870

SEC Mail Processing Section

FEB 19 2008

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 23135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KAHN BROTHERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 MADISON AVE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL J. FREEDMAN CPA 212-509-6700 X101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREEDMAN & CO., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

61 BROADWAY (Address) NEW YORK (City) NY (State) 10006 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS G. KAHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KAHN BROTHERS LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MICHELE A. PIERSIAK
NOTARY PUBLIC, State of New York
No. 43-4847957
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires 9/30/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAHN BROTHERS LLC

(A WHOLLY OWNED SUBSIDIARY OF KAHN BROTHERS GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

(With Independent Auditors' Report Thereon)

KAHN BROTHERS LLC
(A WHOLLY OWNED SUBSIDIARY OF KAHN BROTHERS GROUP, INC.)

TABLE OF CONTENTS

Freedman & Co., CPA, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Member of
Kahn Brothers & LLC
New York, New York

We have audited the accompanying statement of financial condition of Kahn Brothers LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kahn Brothers LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Freedman & Co., CPA, P.C.

New York, New York
February 9, 2008

61 Broadway, Suite 1405, New York, NY 10006 • (212)509-6700 • Fax (212)509-7192

KAHN BROTHERS LLC

(A WHOLLY OWNED SUBSIDIARY OF KAHN BROTHERS GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS	
Assets:	
Cash and cash equivalents	$35,064
Short term investments	317,694
Receivable from broker	9,177
Other assets	13,188
Total assets	$375,123
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accrued expenses and deferred income	$53,725
Total liabilities	53,725
Member's equity:	
Member's capital	321,398
Total liabilities and member's equity	$375,123

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business

Kahn Brothers LLC (the "Company") is a New York State Limited Liability Company conducting business as a broker/dealer in securities registered with the SEC and is a member of the New York Stock Exchange, Inc.. It is a wholly owned subsidiary of Kahn Brothers Group Inc (formerly Kahn Brothers & Co., Inc.). Prior to June 30, 2007, the broker/dealer activities of the Company operated as a part of its parent Kahn Brothers Group Inc., which was both a registered investment advisor and a registered broker/dealer. Effective on July 1, 2007, the parent transferred its broker/dealer operations to its newly formed, wholly owned subsidiary Kahn Brothers, LLC. Accordingly these financial statements reflect the activity from July 1, 2007 (date of inception) to December 31, 2007.

The Company clears all transactions on behalf of customers on a fully disclosed basis with Pershing LLC, the clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under the terms of the agreement with the clearing broker-dealer, the clearing broker-dealer has agreed to reimburse the Company for program expenses, including but not limited to certain direct and general and administration expenses. Reimbursements of approximately $181,500 are reflected in the financial statements as a reduction of expenses for the period July 1, 2007 (date of inception) to December 31, 2007.

Note 2 - Summary of Significant Accounting Policies:

a) Basis of Presentation

The accompanying financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

b) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Note 2 - Summary of Significant Accounting Policies (Continued):

c) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using straight line methods over the assets' useful lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. At December 31, 2007 there were no property and equipment, and accordingly no depreciation or amortization expense for the period then ended.

d) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

f) Reserve for Bad Debt

No bad debt expense was provided in the current year since all receivables were considered collectible.

g) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company had defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Note 3 - Related Party Transactions

The Company shares common occupancy and administrative expenses with its parent company (Kahn Brothers Group, Inc.) for no consideration.

Note 4 - Marketable Securities and Other Investments

Marketable securities and other investments are valued at market value with the resulting difference between cost and market included in income.

Note 5 - Federal and State Income Taxes

The Company is not a taxpaying entity for federal, state and local income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the member in its own return.

Note 6 - Pension and Profit-Sharing Plans

The company sponsors defined-contribution pension and profit-sharing plans covering substantially all of their employees. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. Amounts charged to operations under the plan for the period July 1, 2007 (date of inception) to December 31, 2007 amounted to $43,037.

Note 7 - Lease Commitments

The Company occupies offices that its parent Kahn Brothers Group Inc. leases under non-cancelable leases expiring in 2010. The Company does not pay any consideration for the use of the premises.

Note 8 - Capital Ratio

The Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission was $50,000, whereas the Net Capital as computed was $258,947, leaving excess Net Capital of $208,947. The Capital Ratio was independently computed at 21% as against an allowable maximum of 1,500%.

Note 10 - Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in introducing transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by the volatile trading markets which may impair the customers' ability to satisfy their obligations to the Firm's clearing broker and their ability to liquidate the collateral at an amount equal to the original contracted amount.

A copy of the Firm's Consolidated Statement of Financial Condition, as at December 31, 2007, pursuant to S.E.C. Rule is available for examination at the Firm's main office and at the regional office of the Securities and Exchange Commission.

END